December 15, 2005



Ming J. Ryan
Vice President
C/O Bank of New York
101 Barclay St., 21ST Floor West
New York NY 10286


	Re:	BP Prudhoe Bay Royalty Trust
		Form 10-K for the Year Ended December 31, 2004
Filed March 31, 2005
		File No. 1-10243


Dear Ms. Ryan:

      We have reviewed your Form 10-K for the year ended December
31,
2004 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended December 31, 2004

Selected financial data, page 27

1. Please expand your disclosure to include the financial data for Trust Corpus and Total Assets.

Trustee`s discussion and analysis of financial condition and results of operations, page 28

2003 compared to 2002, page 29

2. We note you did not include the paragraph explaining the increase in trust administrative expense which was disclosed in your Form 10-
K/A for the year ended December 31, 2003. We believe this paragraph facilitates a better understanding of your results of operation for the fiscal year ended 2003, a period covered in your Form 10-K for the year ended December 31, 2004. Please amend your filing to include such paragraph.

Controls and procedures, page 43

3. We note the limitations included in your evaluation of disclosure controls and procedures. It is not appropriate to conclude that your disclosure controls and procedures are effective while noting certain limitations. Please remove the limiting statements. It may be appropriate to indicate that you place reliance upon the certifications of disclosure controls and procedures from your working interest partners. If this is the case, you must also indicate the accommodations you have made for not having control over the information provided to you from the working interest owners.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.



We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Yong Choi at (202) 551-3758 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,


April Sifford
Branch Chief



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Ms. Ryan
BP Prudhoe Bay Royalty Trust
December 15, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010